UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-33758
CUSIP NUMBER:  36102A 207

(Check One):  Form 10-K ☒  Form 20-F ☐  Form 11-K ☐
Form 10-Q ☐  Form 10-D ☐   Form N-SAR ☐   Form N-CSR ☐

For Period Ended:  December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Fuqi International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable:

5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North
Address of Principal Executive Office (Street and Number)

Shenzhen, 518019, People’s Republic of China
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR for Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to prepare and review all necessary information and disclosures in its Annual Report on Form 10-K within the prescribed time period without incurring unreasonable effort and expense.  The Registrant requires additional efforts and time to accurately prepare and present all necessary disclosures.

The Registrant has been conducting an assessment of its internal controls as of December 31, 2009 in accordance with the Registrant’s Sarbanes-Oxley Act compliance procedures, and as was the case as of December 31, 2008 and 2007, such procedures resulted in the identification of certain internal control deficiencies.  Although the Registrant’s assessment procedures are not yet completed, the Registrant believes that at least one of the identified deficiencies, thus far, constitutes a material weakness, including but not limited to the Registrant’s period-end closing process as of December 31, 2009.  As a result of the findings of the 2009 Sarbanes-Oxley Section 404 audit, thus far, the Registrant identified certain accounting errors that are expected to have a material impact on the previously issued quarterly financial statements for the first three quarters of 2009, as more fully described in Part IV, below.  Management and the accounting personnel require additional time to evaluate such effects on the previously filed quarterly financial statements of 2009.  As a result of the foregoing, the Registrant’s completion of its annual consolidated financial statements and required disclosure is being delayed pending the Registrant’s completion of analysis and evaluation of the potential errors on the previously issued quarterly financial statements for 2009.

 The Registrant will file its Annual Report on Form 10-K as soon as possible.  The Registrant will attempt to file its Annual Report on Form 10-K by the fifteenth calendar day following the prescribed due date for such report; however, there can be no assurance that the report will be filed within such period.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ching Wan Wong	852	6199-0741
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates total revenue for the fourth quarter of 2009 to be approximately $175-$180 million, compared to $129.5 million for the fourth quarter of 2008.  Consolidated gross margin is expected to be in the 9%-10% range for the fourth quarter of 2009, as compared 14% for the fourth quarter of 2008.  Diluted earnings per share is expected to be in the range of $0.24 to $0.28 per share compared to $0.45 per diluted share for the fourth quarter of 2008.  The Registrant experience decreased sales in the fourth quarter of 2009 as a result of some customers delaying orders to coincide more closely with the Chinese New Year holiday which occurred in mid-February 2010.  The Registrant’s gross margin was impacted by a higher product mix of lower margin wholesale products such as commemorative Chinese New Year gold bars, which resulted in wholesale gross margin performance that was lower than the Registrant’s historic range.

The Registrant has been conducting an assessment of its internal controls as of December 31, 2009 in accordance with the Registrant’s Sarbanes-Oxley Act compliance procedures.  Although the Registrant’s assessment procedures are not yet complete, the Registrant believes that at least one of the identified deficiencies related to its 2009 Sarbanes-Oxley Section 404 compliance audit, thus far, constitutes a material weakness, including but not limited to the Registrant’s period-end closing process as of December 31, 2009.

As a result of the findings of the 2009 Sarbanes-Oxley Section 404 audit, thus far, the Registrant identified certain errors related to the accounting of the Registrant’s inventory and cost of sales.  The result of the accounting errors are expected to have a material impact on the previously issued quarterly financial statements for the first three quarters of 2009.  Management and the accounting personnel require additional time to conduct an internal evaluation of such effects on the previously filed quarterly financial statements of 2009. Because the review is still underway, the Registrant is unable to accurately estimate at this time the impacts on the Registrant’s interim financial statements for the first three quarters of 2009.  However, it is expected that as a result of the accounting errors, the cost of sales for each of the first and second quarters of 2009 were understated and gross profit and net income, as a result, were accordingly overstated in such periods.  Based on the Registrant’s latest estimate, the possible overstatement is currently anticipated to be approximately 12%-14% and 21%-23% for the first quarter and the second quarter of 2009, respectively, and  the earnings per share included in the previously issued financial statements for the nine months ended September 30, 2009 were overstated by approximately $0.15-$0.19 per share based on approximately 23.0 million weighted average number of shares for the nine months ended September 30, 2009.  The foregoing estimates are based only upon preliminary information available to the Registrant as of the date of this Form 12b-25, are subject to adjustments in connection with its ongoing review, and have not been audited by the Registrant’s independent registered public accounting firm.

Fuqi International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2010	By:	/s/ Ching Wan Wong
Name: Ching Wan Wong
Title: C.F.O.

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).